SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2005

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Nominees for Directors of Kookmin Bank

On February 28, 2005, Kookmin Bank disclosed the list of nominees for board members to be appointed at the general meeting of shareholders to be held on March 18, 2005.

The nominees are as follows:

List of Nominees for Executive Directors

Name (Date of Birth)	Current Position	Education	Career	Nominated for members of Audit Committee
Chang, Hyungduk (Newly Appointed) (08/13/1950)	Auditor & Executive Director, Kookmin Bank	• Advanced Management Course at the Federation of Korean Industrial, Seoul • B.A. in English Hankuk University of Foreign Studies, Seoul

•      Special Advisor, Shin & Kim

•      President & CEO, Kyobo Life

•      COO & Deputy President, Seoul Bank, Korea.

•      Small & Medium Corporate Banking Head, Citibank, Korea

•      EVP & Head of Operation of First Citicorp Leasing Inc., Korea,

•      Branch Banking Director and Assets Business Head, Citibank, Korea

Yes
Shin, Kap (Newly Appointed) (09/04/1955)	Senior Executive Vice President, Kookmin Bank	• Master of Business Administration, Northern Illinois Univ. • B.A. in Accounting, Northern Illinois Univ.	• CFO, Korea Exchange Bank Credit Service • CEO, Kapco Inc. (Management Consulting Firm) • CFO, Citibank, Seoul	No

List of Nominees for Non-Executive Directors

Name (Date of Birth)	Current Position	Education	Career	Nominated for members of Audit Committee
Takasugi, Nobuya (Newly Appointed) (09/03/1942)	Advisor, Fujixerox Korea	• Waseda University, Japan	• Chairman & CEO, Fujixerox Korea • Chairman, Seoul Japan Club	No

Namkoong, Hun (Newly Appointed) (06/26/1947)	Professor, Myongji Univ.	• M.A. in Public Admin.,Univ. of Wisconsin at Madison • B.A. in Law, Seoul Nat’l Univ.	• Member of Monetary Policy Committee • President, Korea Depositary Insurance Corporation	Yes

2

Name (Date of Birth)	Current Position	Education	Career	Nominated for members of Audit Committee
Song, Doohwan (Newly Appointed) (05/29/1949)	Representative Partner, Law firm, Hankyul	• B.A. in Law, Seoul Nat’l Univ.	• Judge, Seoul Civil District Court • Executive Director of the Korean Bar Association	No

Lee, Changkyu (Newly Appointed) (05/20/1951)	CEO, Joongang Ilbo, Sisa Media	• B.A. in Economics, Sogang Univ.	• Managing Director, Joongang Ilbo • Director, Joongang Ilbo Newsroom	No

Cho, Dam (Newly Appointed) (08/01/1952)	Professor, Chonnam Nat’l Univ,	• Ph.D, Korea Univ. • M.A. Korea Univ. • B.A. in Business Administration Korea Univ.	• Vice Chairman, Korea Finance Association • Advisory Professor, Samsung Fire & Marine Insurance • Professor, Hongik Univ.	No

Kim, Taehee (Newly Appointed) (02/29/1960)	CEO, C&S	• B.A. in Business, Kyungpook Nat’l Univ.	• Vice Chairperson, Korea Venture Business Association • CEO, Win-tek • President & CEO. Cablerex • Auditor, C&S	No

Chung, Dongsoo (Reappointed) (09/24/1453)	Chair-Professor Sangmyung Univ.	• B.A. in Business Admin. Seoul National University • M.A. in Public Admin., Univ. of Wisconsin at Madison	• Deputy Minister, Ministry of Environment • Assistant Minister, Planning & Management Office, Ministry of Planning & Budget	No

Cha, Sukyong (Reappointed) (06/09/1953)	President & CEO, LG Household & Health Care	• B.A. School of Management, State University of New York • M.B.A., Johnson Graduate School of Management, Cornell University • Attended School of Law, Indiana University	• President & CEO, Haitai Confectionery & Foods Co., Ltd • President & CEO, Procter & Gamble Korea • President & CEO, Ssangyong Paper Company. • CFO, P&G Asia Headquarters, Hong Kong	Yes

Kim, Kihong (Reappointed) (01/10/1957)	Professor of Business Administration, Chungbuk National University	• B.A in Business & Economics, Barat College • M.B.A., University of Missouri • Ph.D in Business Administration, University of Georgia	• Research Director, Korea Insurance Development Institute • Assistant Governor, Financial Supervisory Service	Yes

3

Name (Date of Birth)	Current Position	Education	Career	Nominated for members of Audit Committee
Cheon, Youngsoon (02/01/1961)	Professor of Business Administration, Chungang University	• B.A. in Business Admin., Chung-ang Univ. • M.A. & Ph.D in Accountancy Univ. of Georgia	• Assistant Professor, Kyunghee Univ. • Research Fellow, Korea Institute of Fiscal Policy • Assistant Professor, Baruch college, City Univ. of New York	Yes

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: February 28, 2005	By	/s/ Kap Shin
(Signature)
	Name:	Kap Shin
	Title:	Senior Executive Vice President & Chief Financial Officer

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